Exhibit 99.8
July 9, 2009
Board of Directors
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

Re:	Amendment No. 2 to Registration Statement on Form S-4 of Fidelity National Information Services, Inc.
Gentlemen:
Reference is made to our opinion letter, dated March 31, 2009, with respect to the fairness from a financial point of view to Fidelity National Information Services, Inc. (the “Company”) of the exchange ratio of 1.350 shares of common stock, par value $0.01 per share, of the Company to be issued in exchange for each share of common stock, par value $0.01 per share, of Metavante Technologies, Inc. (“Metavante”) pursuant to the Agreement and Plan of Merger, dated as of March 31, 2009, by and among the Company, Cars Holdings, LLC, a wholly owned subsidiary of the Company, and Metavante.
The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Amendment.
In that regard, we hereby consent to the reference to our opinion under the captions “SUMMARY — Opinions of Financial Advisors,” “FIS PROPOSAL 1 AND METAVANTE PROPOSAL 1: THE MERGER — Background of the Merger,” “FIS PROPOSAL 1 AND METAVANTE PROPOSAL 1: THE MERGER — FIS’ Reasons for the Merger and the Investments; Recommendation of the FIS Board of Directors” and “FIS PROPOSAL 1 AND METAVANTE PROPOSAL 1: THE MERGER — Opinions of FIS’ Financial Advisors — Opinion of Goldman Sachs” and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the above-mentioned Amendment. Notwithstanding the foregoing, it is understood that our consent is being delivered solely in connection with the filing of the above-mentioned version of the Amendment and that our opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to, in whole or in part in any registration statement (including any subsequent amendments to the above-mentioned Amendment), proxy statement or any other document, except in accordance with our prior written consent. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,
/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)